SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934

                     DuPont Photomasks, Inc.

                  Common Stock, par value $0.01
                 (Title of Class of Securities)

                          26613X  10  1
                         (CUSIP Number)

                      John W. Keiter, Esq.
              E. I. du Pont de Nemours and Company
                         1007 Market St.
                      Wilmington, DE 19898
                         (302) 774-4103
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 19, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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





        This Schedule 13D is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") and by Du Pont Chemical and Energy Operations, Inc., a Delaware corporation and wholly owned subsidiary of DuPont ("DCEO"), with respect to the common stock of DuPont Photomasks, Inc., a Delaware corporation ("DPI"or the "Issuer"):

Item 1.  Security and Issues.

        This Schedule 13D relates to the Common Stock, par value
$0.01 per share ("Common Stock"), of DPI. The principal executive offices of DPI are located at 100 Texas Avenue, Round
Rock, Texas 78664.

Item 2.  Identity and Background

        This Schedule 13D is filed by DuPont and by DCEO. The principal executive offices of both corporations are located at 1007 Market Street, Wilmington, Delaware 19898.

        DuPont is one of the two largest United States chemical producers and is one of the leading chemical producers worldwide. It conducts fully integrated petroleum operations primarily through its wholly owned subsidiary Conoco Inc. and, in 1994, ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, tenth in the production of natural gas, and sixth in refining capacity. Conoco Inc. and other subsidiaries and affiliates of DuPont conduct exploration, production, mining, manufacturing or selling activities, and some are distributors of products manufactured by DuPont.
DuPont operates globally through approximately twenty strategic business units. Within the strategic business units approximately 85 businesses manufacture and sell a wide range of products to many different markets, including the energy, transportation, textile, construction, automotive, agricultural, printing, health care, packaging and electronics markets.
DuPont and its subsidiaries have operations in about 70 nations worldwide and, as a result, approximately 50% of consolidated sales are derived from sales outside the United States, based on the location of the corporate unit making the sale. Total worldwide employment at year-end 1995 was about 105,000 people.

        DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its intangible investments and the collection and distribution of the income from such investments. DCEO is a wholly owned subsidiary of DuPont.






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




        Information concerning the directors and executive officers of DuPont and DCEO is contained in Schedule A attached hereto.

        During the last five years, none of DuPont or DCEO nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds Other Consideration.

        Not applicable.  See Items 4 and 5.

Item 4.   Purpose of Transaction.

        Until June 19, 1996, DCEO owned 100 percent of the issued and outstanding stock of the Issuer consisting of 10,500,000 shares of Common Stock. On that date an additional 4,000,000 shares of Common Stock was offered to the public in an Initial Public Offering (the "Offering"). At the completion of the Offering the 10,500,000 shares owned by DCEO amounted to approximately 72 percent of the total of 14,500,000 issued and outstanding Common Stock of the Issuer. That share will fall to approximately 70 percent if the Underwriter's overallotment option on an additional 600,000 shares is exercised in full. Such option is exercisable by the Underwriters for a period of thirty days from the date of the Offering. The Underwriters are Morgan Stanley & Co., Cowen & Company and Needham & Company, Inc.
        (a) DuPont has advised the Issuer that it expects to reduce its ownership interest in the Issuer over time, subject to prevailing market and other conditions. It does not, however, have a specific plan as to the timing or amount of such reduction.

        (b-j) Not applicable.

Item 5.   Interest in Securities of the Issuer.

        (a) and (b) As of June 19, 1996, DCEO directly owns
10,500,000 shares of Common Stock of the Issuer. Such shares constitute approximately 72 percent of the total number of shares of Common Stock outstanding as of such date.






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




        Except as described below, no director or executive officer of DuPont or DCEO beneficially owns any shares of Common Stock of the Issuer. As of June 19, 1996, Charles O. Holliday, Executive Vice President of DuPont and John C. Sargent, President of DCEO, beneficially owned 1,000 shares and 300 shares of Common Stock, respectively.

        (c) On May 14, 1996, DCEO's ownership of Common Stock of the Issuer was increased from 9,500,000 to 10,500,000 shares by the issuance of 1,000,000 shares to it at par value ($0.01).
The 1,000,000 shares were paid for by a reduction of the balance owed on a Master Note by the Issuer to DCEO. DCEO's percentage of ownership of the Issuer was 100 percent before and after the transaction.

        (d) No person other than DCEO and DuPont has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to Securities of the Issuer.

        In addition to the overallotment option held by the Underwriter (described in Item 4, above), the Issuer and DCEO have each agreed they will not for a period of 180 days from the date of the Offering, without the prior written consent of the Underwriters, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Issuer or enter into any swap or other arrangement that transfers to another party, in whole or in part, any of the economic consequences of ownership of the Common Stock.

        DCEO has entered into a Registration Rights Agreement dated December 31, 1995 (the "Registration Rights Agreement") with the Issuer under which it and its assignees will be entitled to certain rights with respect to the registration under the Securities Act of shares of Common Stock they hold. Subject to certain limitations (including a minimum registration of over 1,000,000 shares), each of DCEO and its assignees has the right to require the Issuer to register the sale of all or part of the shares it holds under the Securities Act (a "demand registration"). DCEO and its assignees, in the aggregate, are entitled to request up to five demand registrations and each is also entitled to include the shares of Common Stock it holds in a registered offering of securities by the Issuer for its own





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




account, subject to certain conditions and restrictions. The Issuer will pay all expenses associated with a registration of shares of Common Stock by DCEO and its assignees pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions, their out-of-pocket expenses or underwriters' counsel fees and disbursements, if any, relating to such shares. In addition, the Registration Rights Agreement contains certain indemnification provisions (i) by the Issuer for the benefit of DCEO and its assignees as well as any potential underwriter and
(ii) by DCEO and its assignees for the benefit of the Issuer and related persons. DCEO and its assignees may transfer their registration rights under the Registration Rights Agreement without the prior approval of the Issuer. The Registration Rights Agreement also provides that while DCEO owns 50% or more of the Issuer's Common Stock, the Issuer may not grant registration rights to any other person without DCEO's prior consent. DCEO has no current intention to exercise its registration rights under the Registration Rights Agreement.

        Except for the foregoing agreements, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

        The following agreements are filed as an exhibit to this
Schedule 13D.

        A.  Agreement dated June 10, 1996, between DuPont and
            DCEO in which both agree that this Schedule is filed on behalf of both of them.








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





                            SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                         E. I. DU PONT DE NEMOURS AND COMPANY


                         By:         /s/ C. L. HENRY
                            ---------------------------------
                                    Charles L. Henry
                                Executive Vice President



                              DUPONT CHEMICAL AND ENERGY
                                   OPERATIONS, INC.


                         By:       /s/ JOHN C. SARGENT
                            ---------------------------------
                                     John C. Sargent
                                        President









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




                           SCHEDULE A


        1. Set forth below are the name, address and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. With the exception of Percy N. Barnevik, who is a Swedish Citizen, each person listed below is a citizen of the United States of America.


NAME AND ADDRESS                POSITION

Directors:

Percy N. Barnevik               Chairman and Chief Executive
ABB Asea Brown Boveri Ltd.        Officer
P.O. Box 8131                   ABB Asea Brown Boveri Ltd.
CH-8050
Zurich Switzerland

Andrew F. Brimmer               President and Director
Brimmer & Company, Inc.         Brimmer & Company, Inc.
4400 MacArthur Blvd., NW
Suite 302
Washington, DC  20007

Louisa C. Duemling              Director
c/o John Thayer
1100 DuPont Building
1007 Market Street
Wilmington, DE  19898

Archie W. Dunham*               Director
Conoco Inc.
PE-3034
600 North Dairy Ashford
Houston, TX  77079

Edward B. du Pont               Director
1011 Wilmington Trust Center
Wilmington, DE 19801

Charles M. Harper               Director
Suite 1500
One Central Park Plaza
Omaha, NE  68102


- --------------------
*Also President and Chief Executive Officer of Conoco, Inc. and an Executive Officer of DuPont



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




NAME AND ADDRESS                POSITION

Directors:

Lois D. Juliber                 President
Colgate-Palmolive               Colgate-Palmolive
300 Park Avenue                   North America
New York, NY  10022             Colgate-Palmolive Company

John A. Krol *                  Director
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

William K. Reilly               Visiting Professor
Institute for International     Stanford University
  Studies
Encina Hall, Room 200
Stanford University
Stanford, CA  91305-6055

H. Rodney Sharp, III            Director
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Charles M. Vest                 President
111 Memorial Drive              Massachusetts Institute of
Cambridge, MA  02142              Technology

Edgar S. Woolard, Jr.           Chairman of the Board
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Executive Officers

Jerald A. Blumberg              Executive Vice President
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898


- --------------------
* Also President and Chief Executive Officer of DuPont







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




NAME AND ADDRESS                POSITION

Executive Officers

Archie W. Dunham                Executive Vice President
Conoco Inc.
PE-3034
600 N. Dairy Ashford
Houston, TX  77079

Gary W. Edwards                 Senior Vice President
Conoco Inc.
PE-3052
600 N. Dairy Ashford
Houston, TX  77079

Michael B. Emery                Senior Vice President
DuPont Integrated Operations
B-8235
1007 Market Street
Wilmington, DE  19898

Charles L. Henry                Executive Vice President
DuPont Finance
D-8000
1007 Market Street
Wilmington, DE  19898

Charles O. Holliday, Jr.        Executive Vice President
DuPont Asia Pacific
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

John A. Krol                    President and CEO
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Robert E. McKee, III            Senior Vice President
Conoco Inc.
PE-3070
600 N. Dairy Ashford
Houston, TX  77079

Joseph A. Miller                Senior Vice President
DuPont Research and
  Development
E-328/411
Rt. 141 and Henry Clay
Wilmington, DE  19880



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




NAME AND ADDRESS                POSITION

Executive Officers

Stacey J. Mobley                Senior Vice President
DuPont External Affairs
N-9510
1007 Market Street
Wilmington, DE  19898

Howard J. Rudge                 Senior Vice President and
DuPont Legal                      General Counsel
D-7038
1007 Market Street
Wilmington, DE  19898


        2. Set forth below are the name, address and principal occupation or employment with DuPont Chemical and Energy Operations, Inc. of each director and executive officer. With the exception of Mireille J. Quirina, who is a French citizen, each person listed below is a citizen of the United States of America.

NAME AND ADDRESS                POSITION

John C. Sargent                 President and Director
8045 DuPont Building
1007 Market Street
Wilmington, DE  19898

Charles L. Downing              Vice President, Treasurer and
8045 DuPont Building            Director
1007 Market Street
Wilmington, DE  19898

E. Catherine Stump              Director
8045 DuPont Building
1007 Market Street
Wilmington, DE  19898

Mireille J. Quirina             Vice President
2, Chemin du Pavillon
P.O. Box 50
Ch-1218 Le Grand Saconnex
Geneva, Switzerland









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


                                                      EXHIBIT A


                            AGREEMENT


        By this Agreement, the undersigned agree that this
Schedule 13D being filed on or about this date with respect to the ownership by the undersigned of shares of Common Stock of DuPont Photomasks, Inc. is being filed on behalf of each of us.


Dated:  JUNE 14, 1996



                         E. I. DU PONT DE NEMOURS AND COMPANY


                         By:         /s/ C. L. HENRY
                            ---------------------------------
                                    Charles L. Henry
                                Executive Vice President



                              DUPONT CHEMICAL AND ENERGY
                                   OPERATIONS, INC.


                         By:       /s/ JOHN C. SARGENT
                            ---------------------------------
                                     John C. Sargent
                                        President









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